SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2009

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated September 7, 2009

Press Release dated September 7, 2009

Press Release dated September 10, 2009

Press Release dated September 23, 2009

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: September 30, 2009

Eni: bond offering

Rome, September 7, 2009 - Eni has mandated Calyon SA Corporate and Investment Bank, Deutsche Bank AG - London Branch, Mediobanca - Banca di Credito Finanziario SpA and The Royal Bank of Scotland plc as Joint Bookrunners for its upcoming fixed rate Euro benchmark size 10-year bond offering under its existing Euro Medium Term Notes Programme.

The bond issue aims at a better balance between Eni's short and long term debt.

The transaction will be launched, subject to market conditions and the offering is restricted to institutional investors. The bond will be listed on the Luxembourg Stock Exchange.

Eni is rated Aa2 (outlook negative) by Moody’s and AA- (outlook negative) by Standard & Poor’s.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39.0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.it

Eni successfully launched fixed rate Bond

Rome, September 7, 2009 - Eni successfully launched today a fixed rate bond issue for a notional amount of euro 1.5 billion. The transaction was placed in the international Eurobond market. The bond has a 10 year maturity and pays a fixed annual coupon of 4.125%.The reoffer price is 99.429%.

The transaction has been extremely successful both in Italy and abroad, in a market still characterized by high volatility.

Interest by a significant number of high quality institutional investors such as Fund Management firms and Insurances was mainly due to Eni's credit profile and its excellent reputation.

The notes were bought by institutional investors in Italy, France, Germany, UK, Spain and Netherlands.

Calyon SA Corporate and Investment Bank, Deutsche Bank AG - London Branch, Mediobanca - Banca di Credito Finanziario S.p.A. and The Royal Bank of Scotland plc had the role of Joint Lead Managers and Joint Bookrunners for the transaction.

Company contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39.0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.it

Eni Board of Directors approves
2009 interim dividend: euro 0.50 per share

Rome, September 10, 2009 - At a meeting today, Eni’s Board of Directors resolved the distribution of an interim dividend for the fiscal year 2009 of euro 0.50 per share1 on shares outstanding at the record date as of September 21, 2009 payable from September 24, 2009. The intention to distribute a euro 0.50 interim dividend was announced to the market on July 31, 2009 when the Company published its second quarter results. Holders of ADRs will receive euro 1.00 per ADR, being each ADR listed on the New York Stock Exchange representative of two Eni shares, payable on October 1, 2009, with a September 16, 2009 record date2.

Eni’s independent auditors have issued their opinion pursuant to Article 2433-bis, paragraph 5, of the Italian Civil Code.

Company contacts:

Press Office: Tel. +39 02.52031875 - +39 06.5982398
Shareholder freephone: 800940924
Switchboard: +39.0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.it

_______________________

(1) As a result of the tax reform enacted on January 1, 2004, dividends are not entitled to a tax credit and, depending on the recipient’s fiscal status, either are subject to a withholding tax or are treated in part as taxable income.
(2) On ADR payment date, JPMorgan Chase Bank, N.A. will pay the dividend less the entire amount of a withholding tax under Italian law (currently 27%) to all Depository Trust Company Participants, representing payment of Eni SpA’s interim dividend.

Eni and Enel complete sale to Gazprom of 51% of SeverEnergia

San Donato Milanese, September 23, 2009 - Today, Gazprom completed the acquisition of the 51% stake in SeverEnergia from Eni and Enel, in line with what was previously established by the agreements announced in April 2007 and May 2009. SeverEnergia owns 100% of Arcticgaz, Urengoil and Neftegaztechnologia. These companies own licences for the exploration and production of hydrocarbons with overall oil and gas reserves estimated at 5 billion barrels of oil equivalent. Following the closing of the deal, Eni's shareholding decreases from 60% to 29.4%, and Enel's holding reduces from 40% to 19.6%.

Gazprom will pay approximately 1.6 billion US dollars for the 51% stake in SeverEnergia, giving Eni 940 million dollars and Enel 626.5 million dollars. Gazprom has already paid 384 million dollars (paying Eni 230.3 million and Enel 153.5 million) and will pay the second tranche by March 2010.

SeverEnergia, is now the first Russian-Italian E&P company. SeverEnergia has offices in Moscow and operations in the Yamal Nenets region (Western Siberia), which currently produces some 90% of Russian gas. As already stated in the previous agreements, the parties are committed to producing first gas by June 2011 from the Samburskoye field and reaching a production level of at least 150,000 boe per day within two years of the start of production.

Company contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39.0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.it